FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2018 Second Quarter

(April 1, 2017 through September 30, 2017)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2018 Second Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

November 7, 2017

Company name	: Toyota Motor Corporation
Stock exchanges on which the shares are listed	: Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	: 7203
URL Representative	: http://www.toyota.co.jp : Akio Toyoda, President
Contact person	: Kenta Kon, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	: November 13, 2017
Payment date of cash dividends	: November 27, 2017
Supplemental materials prepared for quarterly financial results	: yes
Earnings announcement for quarterly financial results	: yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2018 First Half (April 1, 2017 through September 30, 2017)

(1)	Consolidated financial results (For the six months ended September 30)

	(% of change from previous first half)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2018 first half	14,191,207	8.6	1,096,541	-1.8	1,252,173	6.4	1,071,328	13.2
FY2017 first half	13,070,533	-7.2	1,116,865	-29.5	1,176,534	-29.8	946,173	-24.8

(Note) Comprehensive income: FY2018 first half 1,367,140 million yen ( 462.7%), FY2017 first half 242,981 million yen ( -73.7%)

	Net income attributable to Toyota Motor Corporation per common share – Basic	Net income attributable to Toyota Motor Corporation per common share – Diluted
	Yen	Yen
FY2018 first half	359.55	355.92
FY2017 first half	311.08	307.84

(2)	Consolidated financial position

	Total assets	Mezzanine equity and Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2018 second quarter	50,253,031	19,406,187	18,253,494	36.3
FY2017	48,750,186	18,668,953	17,514,812	35.9

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2017	—	100.00	—	110.00	210.00
FY2018	—	100.00
FY2018 (forecast)			—	—	—

(Note) Revisions to the forecast of cash dividends since the latest announcement: none

Please refer to “(Reference) Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

3.	Forecast of Consolidated Results for FY2018 (April 1, 2017 through March 31, 2018)

	(% of change from FY2017)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	28,500,000	3.3	2,000,000	0.3	2,250,000	2.6	1,950,000	6.5	657.08

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 9 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: none

Note: For more details, please see page 9 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2018 second quarter 3,262,997,492 shares, FY2017 3,262,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2018 second quarter 328,212,683 shares,
FY2017 288,274,636 shares

(iii)	Average number of shares issued and outstanding in each period: FY2018 first half 2,962,527,513 shares,
FY2017 first half 3,025,875,694 shares

This report is not reviewed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

(Reference) Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

	Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2017	—	52.50	—	52.50	105.00
FY2018	—	79.00
FY2018 (forecast)			—	—	—

(Note) The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2018 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

TOYOTA MOTOR CORPORATION    FY2018 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

1.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2017 (March 31, 2017)	FY2018 second quarter (September 30, 2017)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,995,075	2,814,337	(180,738)
Time deposits	1,082,654	1,100,145	17,491
Marketable securities	1,821,598	1,972,049	150,451
Trade accounts and notes receivable, less allowance for doubtful accounts	2,115,938	2,078,991	(36,947)
Finance receivables, net	6,196,649	6,346,207	149,558
Other receivables	436,867	433,142	(3,725)
Inventories	2,388,617	2,491,575	102,958
Prepaid expenses and other current assets	796,297	889,278	92,981

Total current assets	17,833,695	18,125,724	292,029

Noncurrent finance receivables, net	9,012,222	9,563,857	551,635
Investments and other assets:
Marketable securities and other securities investments	7,679,928	8,064,827	384,899
Affiliated companies	2,845,639	2,925,975	80,336
Employees receivables	25,187	23,989	(1,198)
Other	1,156,406	1,164,500	8,094

Total investments and other assets	11,707,160	12,179,291	472,131

Property, plant and equipment:
Land	1,379,991	1,385,685	5,694
Buildings	4,470,996	4,621,470	150,474
Machinery and equipment	11,357,340	11,577,561	220,221
Vehicles and equipment on operating leases	5,966,579	6,189,462	222,883
Construction in progress	474,188	437,477	(36,711)

Total property, plant and equipment, at cost	23,649,094	24,211,655	562,561

Less – Accumulated depreciation	(13,451,985)	(13,827,496)	(375,511)

Total property, plant and equipment, net	10,197,109	10,384,159	187,050

Total assets	48,750,186	50,253,031	1,502,845

TOYOTA MOTOR CORPORATION    FY2018 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2017 (March 31, 2017)	FY2018 second quarter (September 30, 2017)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	4,953,682	5,143,840	190,158
Current portion of long-term debt	4,290,449	4,249,353	(41,096)
Accounts payable	2,566,382	2,403,751	(162,631)
Other payables	936,938	823,171	(113,767)
Accrued expenses	3,137,827	3,070,811	(67,016)
Income taxes payable	223,574	326,457	102,883
Other current liabilities	1,210,113	1,305,107	94,994

Total current liabilities	17,318,965	17,322,490	3,525

Long-term liabilities:
Long-term debt	9,911,596	10,502,824	591,228
Accrued pension and severance costs	905,070	911,517	6,447
Deferred income taxes	1,423,726	1,565,025	141,299
Other long-term liabilities	521,876	544,988	23,112

Total long-term liabilities	12,762,268	13,524,354	762,086

Total liabilities	30,081,233	30,846,844	765,611

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2017 and September 30, 2017 issued: 47,100,000 shares at March 31, 2017 and September 30, 2017	485,877	489,550	3,673

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2017 and September 30, 2017 issued: 3,262,997,492 shares at March 31, 2017 and September 30, 2017	397,050	397,050	—
Additional paid-in capital	484,013	485,489	1,476
Retained earnings	17,601,070	18,338,719	737,649
Accumulated other comprehensive income (loss)	640,922	888,244	247,322
Treasury stock, at cost, 288,274,636 shares at March 31, 2017 and 328,212,683 shares at September 30, 2017	(1,608,243)	(1,856,008)	(247,765)

Total Toyota Motor Corporation shareholders’ equity	17,514,812	18,253,494	738,682

Noncontrolling interests	668,264	663,143	(5,121)

Total shareholders’ equity	18,183,076	18,916,637	733,561

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	48,750,186	50,253,031	1,502,845

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

TOYOTA MOTOR CORPORATION    FY2018 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

First half for the six months ended September 30

Consolidated Statements of Income

	(Yen in millions)
	FY2017 first half (Six months ended September 30, 2016)	FY2018 first half (Six months ended September 30, 2017)	Increase (Decrease)
Net revenues:
Sales of products	12,216,706	13,233,974	1,017,268
Financing operations	853,827	957,233	103,406

Total net revenues	13,070,533	14,191,207	1,120,674

Costs and expenses:
Cost of products sold	10,056,838	10,989,823	932,985
Cost of financing operations	533,813	626,259	92,446
Selling, general and administrative	1,363,017	1,478,584	115,567

Total costs and expenses	11,953,668	13,094,666	1,140,998

Operating income	1,116,865	1,096,541	(20,324)

Other income (expense):
Interest and dividend income	79,754	92,762	13,008
Interest expense	(11,113)	(13,541)	(2,428)
Foreign exchange gain (loss), net	(27,907)	53,819	81,726
Other income (loss), net	18,935	22,592	3,657

Total other income (expense)	59,669	155,632	95,963

Income before income taxes and equity in earnings of affiliated companies	1,176,534	1,252,173	75,639

Provision for income taxes	354,924	374,247	19,323
Equity in earnings of affiliated companies	168,395	235,043	66,648

Net income	990,005	1,112,969	122,964

Less – Net income attributable to noncontrolling interests	(43,832)	(41,641)	2,191

Net income attributable to Toyota Motor Corporation	946,173	1,071,328	125,155

Note:  Net income attributable to common shareholders for the first half ended September 30, 2017 and 2016 is 1,065,182 million yen and 941,275 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 6,146 million yen and 4,898 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	311.08	359.55	48.47
Diluted	307.84	355.92	48.08

TOYOTA MOTOR CORPORATION    FY2018 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2017 first half (Six months ended September 30, 2016)	FY2018 first half (Six months ended September 30, 2017)	Increase (Decrease)
Net income	990,005	1,112,969	122,964
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(554,883)	76,126	631,009
Unrealized gains (losses) on securities	(191,427)	174,048	365,475
Pension liability adjustments	(714)	3,997	4,711

Total other comprehensive income (loss)	(747,024)	254,171	1,001,195

Comprehensive income	242,981	1,367,140	1,124,159

Less – Comprehensive income attributable to noncontrolling interests	(8,368)	(48,490)	(40,122)

Comprehensive income attributable to Toyota Motor Corporation	234,613	1,318,650	1,084,037

TOYOTA MOTOR CORPORATION    FY2018 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Second quarter for the three months ended September 30

Consolidated Statements of Income
	(Yen in millions)
	FY2017 second quarter (Three months ended September 30, 2016)	FY2018 second quarter (Three months ended September 30, 2017)	Increase (Decrease)
Net revenues:
Sales of products	6,057,702	6,655,852	598,150
Financing operations	423,718	487,749	64,031

Total net revenues	6,481,420	7,143,601	662,181

Costs and expenses:
Cost of products sold	5,043,030	5,547,092	504,062
Cost of financing operations	268,395	315,927	47,532
Selling, general and administrative	695,360	758,335	62,975

Total costs and expenses	6,006,785	6,621,354	614,569

Operating income	474,635	522,247	47,612

Other income (expense):
Interest and dividend income	22,993	26,002	3,009
Interest expense	(6,190)	(9,153)	(2,963)
Foreign exchange gain, net	1,398	31,028	29,630
Other income (loss), net	6,642	2,701	(3,941)

Total other income (expense)	24,843	50,578	25,735

Income before income taxes and equity in earnings of affiliated companies	499,478	572,825	73,347

Provision for income taxes	167,099	188,849	21,750
Equity in earnings of affiliated companies	78,395	97,241	18,846

Net income	410,774	481,217	70,443

Less – Net income attributable to noncontrolling interests	(17,066)	(22,945)	(5,879)

Net income attributable to Toyota Motor Corporation	393,708	458,272	64,564

Note:  Net income attributable to common shareholders for the second quarter ended September 30, 2017 and 2016 is 455,199 million yen and 391,259 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 3,073 million yen and 2,449 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	129.77	154.28	24.51
Diluted	128.54	152.87	24.33

TOYOTA MOTOR CORPORATION    FY2018 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2017 second quarter (Three months ended September 30, 2016)	FY2018 second quarter (Three months ended September 30, 2017)	Increase (Decrease)
Net income	410,774	481,217	70,443
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(104,983)	60,838	165,821
Unrealized gains (losses) on securities	73,775	111,154	37,379
Pension liability adjustments	2,894	5,327	2,433

Total other comprehensive income (loss)	(28,314)	177,319	205,633

Comprehensive income	382,460	658,536	276,076

Less – Comprehensive income attributable to noncontrolling interests	(12,635)	(27,003)	(14,368)

Comprehensive income attributable to Toyota Motor Corporation	369,825	631,533	261,708

TOYOTA MOTOR CORPORATION    FY2018 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2017 first half (Six months ended September 30, 2016)	FY2018 first half (Six months ended September 30, 2017)
Cash flows from operating activities:
Net income	990,005	1,112,969
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	767,044	834,275
Provision for doubtful accounts and credit losses	37,763	40,884
Pension and severance costs, less payments	21,956	4,022
Losses on disposal of fixed assets	12,202	18,651
Unrealized losses on available-for-sale securities, net	5,990	327
Deferred income taxes	18,740	41,212
Equity in earnings of affiliated companies	(168,395)	(235,043)
Changes in operating assets and liabilities, and other	(110,929)	220,959

Net cash provided by operating activities	1,574,376	2,038,256

Cash flows from investing activities:
Additions to finance receivables	(6,471,350)	(7,390,735)
Collection of and proceeds from sales of finance receivables	6,248,137	6,915,378
Additions to fixed assets excluding equipment leased to others	(592,974)	(579,173)
Additions to equipment leased to others	(1,198,120)	(1,192,899)
Proceeds from sales of fixed assets excluding equipment leased to others	15,866	20,287
Proceeds from sales of equipment leased to others	620,871	593,914
Purchases of marketable securities and security investments	(1,220,327)	(1,636,248)
Proceeds from sales of and maturity of marketable securities and security investments	864,289	1,364,695
Changes in investments and other assets, and other	698,684	(31,529)

Net cash used in investing activities	(1,034,924)	(1,936,310)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,080,740	2,529,387
Payments of long-term debt	(2,112,216)	(2,300,693)
Increase in short-term borrowings	353,872	96,364
Dividends paid to Toyota Motor Corporation class shareholders	(1,224)	(2,473)
Dividends paid to Toyota Motor Corporation common shareholders	(334,144)	(327,220)
Dividends paid to noncontrolling interests	(47,934)	(48,955)
Reissuance (repurchase) of treasury stock, and other	(505,603)	(248,421)

Net cash used in financing activities	(566,509)	(302,011)

Effect of exchange rate changes on cash and cash equivalents	(145,367)	19,327

Net decrease in cash and cash equivalents	(172,424)	(180,738)

Cash and cash equivalents at beginning of period	2,939,428	2,995,075

Cash and cash equivalents at end of period	2,767,004	2,814,337

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

TOYOTA MOTOR CORPORATION    FY2018 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(4) Going Concern Assumption

None

(5) Significant Changes in Shareholders’ Equity

None

2.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first half by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for consolidated financial statements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance to simplify the measurement of inventory. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for effect of derivative contract novations on existing hedge accounting relationships. This guidance clarifies that a change in the counterparty to a designated derivative hedging instrument does not, in and of itself, require designation of that hedging relationship provided that all other hedge accounting criteria continue to be met. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for contingent put and call options in debt instruments. This guidance clarifies whether embedded contingent put and call options are clearly and closely related to the debt host when bifurcating embedded derivatives. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance for consolidation. Under this guidance, a reporting entity would evaluate its indirect economic interest in a variable interest entity held through a related party under common control on a proportionate basis. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

Supplemental Material for Financial Results for FY2018 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2017												FY2018						FY2018
	1Q (2016/4-6)		2Q (2016/7-9)		First Half 6 months (2016/4-9)		3Q (2016/10-12)		4Q (2017/1-3)		12 months (’16/4-’17/3)		1Q (2017/4-6)		2Q (2017/7-9)		First Half 6 months (2017/4-9)		Forecast 12 months (’17/4-’18/3)
Vehicle Production (thousands of units)	2,149		2,240		4,389		2,240		2,347		8,975		2,216		2,176		4,392
(Japan) – including Daihatsu & Hino	934		1,059		1,993		1,013		1,104		4,109		1,023		1,039		2,062
[Daihatsu & Hino]	[194	]	[215	]	[409	]	[236	]	[277	]	[921	]	[266	]	[260	]	[526	]
(Overseas) – including Daihatsu & Hino	1,215		1,181		2,396		1,227		1,243		4,866		1,193		1,137		2,330
[Daihatsu & Hino]	[86	]	[95	]	[181	]	[114	]	[105	]	[400	]	[92	]	[93	]	[186	]
North America	527		508		1,035		494		534		2,063		509		438		947
Europe	144		135		279		175		183		637		176		152		328
Asia	420		409		829		434		411		1,674		383		406		789
Central and South America	69		69		138		76		68		282		79		86		164
Oceania	21		27		47		22		19		88		20		23		43
Africa	34		33		68		26		28		122		26		32		59
Vehicle Sales (thousands of units)	2,172		2,191		4,363		2,280		2,327		8,971		2,215		2,175		4,389		8,950
(Japan) – including Daihatsu & Hino	511		567		1,078		534		661		2,274		544		543		1,087		2,260
[Daihatsu & Hino]	[132	]	[146	]	[278	]	[150	]	[195	]	[623	]	[164	]	[162	]	[326	]	[680	]
(Overseas) – including Daihatsu & Hino	1,661		1,624		3,285		1,746		1,666		6,697		1,671		1,632		3,302		6,690
[Daihatsu & Hino]	[72	]	[70	]	[142	]	[82	]	[78	]	[302	]	[71	]	[75	]	[145	]	[290	]
North America	715		684		1,400		745		692		2,837		723		672		1,396		2,790
Europe	222		212		434		233		257		925		240		229		469		970
Asia	384		381		765		428		395		1,588		363		382		744		1,550
Central and South America	101		110		210		103		96		409		108		109		217		440
Oceania	64		65		129		66		66		260		74		70		144		280
Africa	43		47		90		44		46		180		42		46		88		190
Middle East	130		124		254		125		113		491		119		122		240		470
Other	2		1		3		2		1		7		2		2		4
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,529		2,538		5,067		2,645		2,539		10,251		2,590		2,626		5,216		10,250
Housing Sales (units)	1,185		1,611		2,796		1,282		6,243		10,321		2,312		5,399		7,711		16,600

Supplemental 1

Supplemental Material for Financial Results for FY2018 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2017						FY2018				FY2018
	1Q (2016/4-6)	2Q (2016/7-9)	First Half 6 months (2016/4-9)	3Q (2016/10-12)	4Q (2017/1-3)	12 months (’16/4-’17/3)	1Q (2017/4-6)	2Q (2017/7-9)	First Half 6 months (2017/4-9)		Forecast 12 months (’17/4-’18/3)
Foreign Exchange Rates
Yen to US Dollar Rate	108	102	105	109	114	108	111	111	111		as premise: 111
Yen to Euro Rate	122	114	118	118	121	119	122	130	126		as premise: 128
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	49.7	49.3	49.5	47.9	45.3	47.8	49.3	45.1	47.1		approximately: 47.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	47.0	46.1	46.5	45.3	42.6	45.0	46.2	43.3	44.7
Number of Employees	354,974	355,264	355,264	357,072	364,445	364,445	371,888	371,286	371,286	(Note 1)
Net Revenues (billions of yen)	6,589.1	6,481.4	13,070.5	7,084.1	7,442.4	27,597.1	7,047.6	7,143.6	14,191.2		28,500.0
Geographic Information
Japan	3,361.4	3,619.0	6,980.4	3,772.4	4,077.9	14,830.8	3,686.3	3,881.8	7,568.2
North America	2,534.5	2,341.8	4,876.3	2,712.2	2,650.4	10,239.0	2,661.4	2,567.7	5,229.2
Europe	621.8	604.0	1,225.9	675.2	779.8	2,681.0	761.5	758.2	1,519.8
Asia	1,182.6	1,118.9	2,301.5	1,261.2	1,257.0	4,819.8	1,196.7	1,287.6	2,484.4
Other	521.5	525.0	1,046.6	559.9	554.5	2,161.0	612.4	625.4	1,237.8
Elimination	-1,632.8	-1,727.5	-3,360.3	-1,896.9	-1,877.3	-7,134.7	-1,870.8	-1,977.3	-3,848.2
Business Segment
Automotive	6,029.0	5,908.9	11,938.0	6,469.5	6,674.2	25,081.8	6,368.6	6,368.2	12,736.8
Financial Services	438.9	432.0	870.9	476.0	476.6	1,823.6	503.7	493.8	997.5
All Other	249.0	283.8	532.8	276.0	512.1	1,321.0	337.9	430.8	768.8
Elimination	-127.8	-143.4	-271.2	-137.4	-220.5	-629.3	-162.8	-149.2	-312.1
Operating Income (billions of yen)	642.2	474.6	1,116.8	438.5	438.9	1,994.3	574.2	522.2	1,096.5		2,000.0
(Operating Income Ratio) (%)	(9.7)	(7.3)	(8.5)	(6.2)	(5.9)	(7.2)	(8.1)	(7.3)	(7.7)		(7.0)
Geographic Information
Japan	290.3	194.3	484.7	209.3	508.2	1,202.2	319.2	321.3	640.5
North America	171.4	139.8	311.2	70.6	-70.7	311.1	89.2	55.3	144.6
Europe	9.0	25.5	34.5	18.1	-64.9	-12.2	20.3	17.4	37.7
Asia	127.4	95.3	222.7	124.6	87.7	435.1	104.3	109.8	214.2
Other	27.3	25.5	52.8	24.1	-18.3	58.6	38.6	31.6	70.3
Elimination	16.6	-5.9	10.7	-8.3	-3.0	-0.6	2.4	-13.4	-10.9
Business Segment
Automotive	543.4	393.9	937.3	382.7	372.8	1,692.9	489.3	423.1	912.5
Financial Services	90.2	61.9	152.1	42.6	27.5	222.4	75.3	69.4	144.7
All Other	10.3	16.9	27.2	16.5	37.5	81.3	13.6	22.8	36.4
Elimination	-1.7	1.8	0.0	-3.3	0.9	-2.3	-4.0	6.8	2.8
Income before Income Taxes (billions of yen)	677.0	499.4	1,176.5	587.5	429.7	2,193.8	679.3	572.8	1,252.1		2,250.0
(Income before Income Taxes Ratio) (%)	(10.3)	(7.7)	(9.0)	(8.3)	(5.8)	(7.9)	(9.6)	(8.0)	(8.8)		(7.9)
Equity in Earnings of Affiliated Companies (billions of yen)	90.0	78.3	168.3	89.6	104.0	362.0	137.8	97.2	235.0		410.0
Net Income (billions of yen)	552.4	393.7	946.1	486.5	398.4	1,831.1	613.0	458.2	1,071.3		1,950.0	(Note 2)
(Net Income Ratio) (%)	(8.4)	(6.1)	(7.2)	(6.9)	(5.4)	(6.6)	(8.7)	(6.4)	(7.5)		(6.8)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	300.3	300.3	—	327.2	627.5	—	293.4	293.4	(Note 3)
Cash Dividends per Share (yen)	—	100	100	—	110	210	—	100	100
Payout Ratio (%)	—	32.1	32.1	—	37.3	34.6	—	27.8	27.8
Model AA Class Shares
Cash Dividends (billions of yen)	—	2.4	2.4	—	2.4	4.9	—	3.7	3.7	(Note 3)
Cash Dividends per Share (yen)	—	52.5	52.5	—	52.5	105	—	79	79
Value of Shares Repurchased (billions of yen)[actual purchase]	147.7	352.2	499.9	104.7	95.1	699.9	—	249.9	249.9	(Note 4)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	199.9	199.9	—	249.9	449.9	—	250.0 (maximum )	250.0 (maximum	(Note 4) )(Note 5)
Number of Shares Canceled (thousands)	—	—	—	75,000	—	75,000	—	—	—	(Note 6)
Number of Outstanding Common Shares (thousands)	3,337,997	3,337,997	3,337,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997
Number of Outstanding Model AA Class Shares (thousands)	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100

Supplemental 2

Supplemental Material for Financial Results for FY2018 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2017						FY2018				FY2018
	1Q (2016/4-6)	2Q (2016/7-9)	First Half 6 months (2016/4-9)	3Q (2016/10-12)	4Q (2017/1-3)	12 months (’16/4-’17/3)	1Q (2017/4-6)	2Q (2017/7-9)	First Half 6 months (2017/4-9)		Forecast 12 months (’17/4-’18/3)
R&D Expenses (billions of yen)	274.1	258.2	532.4	261.5	243.5	1,037.5	278.6	272.0	550.6		1,060.0
Depreciation Expenses (billions of yen)	205.8	215.1	421.0	225.3	246.9	893.2	212.9	242.3	455.3		950.0	(Note 7)
Geographic Information
Japan	111.9	120.2	232.1	125.4	139.6	497.2	108.4	132.6	241.1		520.0
North America	42.0	43.1	85.2	44.0	49.1	178.4	45.5	48.7	94.3		190.0
Europe	11.1	11.7	22.9	13.3	14.0	50.3	15.4	16.3	31.8		70.0
Asia	32.2	31.5	63.8	33.1	34.8	131.7	34.1	35.3	69.5		130.0
Other	8.4	8.3	16.7	9.3	9.3	35.4	9.2	9.2	18.5		40.0
Capital Expenditures (billions of yen)	253.3	257.8	511.1	268.2	432.3	1,211.8	205.7	285.1	490.9		1,280.0	(Note 7)
Geographic Information
Japan	135.1	137.3	272.5	133.7	233.9	640.2	112.5	152.1	264.7		660.0
North America	70.1	85.3	155.4	84.4	134.5	374.5	65.3	70.9	136.2		330.0
Europe	10.8	12.9	23.7	12.8	22.3	58.9	4.8	15.0	19.9		70.0
Asia	29.1	14.4	43.6	29.2	30.2	103.1	13.3	29.3	42.7		140.0
Other	8.0	7.7	15.7	7.9	11.2	34.9	9.6	17.6	27.2		80.0
Total Liquid Assets (billions of yen)	8,700.2	8,469.6	8,469.6	8,819.3	9,199.5	9,199.5	9,364.0	9,306.7	9,306.7	(Note 8)
Total Assets (billions of yen)	44,524.3	43,776.1	43,776.1	48,111.4	48,750.1	48,750.1	49,456.0	50,253.0	50,253.0
Toyota Motor Corporation Shareholders' Equity (billions of yen)	16,127.8	16,391.9	16,391.9	17,293.2	17,514.8	17,514.8	17,874.2	18,253.4	18,253.4
Return on Equity (%)	13.4	9.6	11.4	11.5	9.1	10.6	13.8	10.1	11.9
Return on Asset (%)	4.8	3.6	4.1	4.2	3.3	3.8	5.0	3.7	4.3
Number of Consolidated Subsidiaries (including Variable Interest Entities)						597
No. of Affil. Accounted for Under the Equity Method						54

Analysis of Consolidated Net Income for FY2018(Note 2) (billions of yen, approximately)	2Q (2017/7-9)	First Half 6 months (2017/4-9)
Effects of Marketing Activities	-130.0	-160.0
Effects of Changes in Exchange Rates ø	135.0	100.0
Cost Reduction Efforts	50.0	100.0
From Engineering	40.0	80.0
From Manufacturing and Logistics	10.0	20.0
Increases in Expenses, etc.	-5.0	-50.0
Other	-2.4	-10.3
(Changes in Operating Income)	47.6	-20.3
Non-operating Income	25.7	95.9
Equity in Earnings of Affiliated Companies	18.8	66.6
Income Taxes, Net Income Attributable to Noncontrolling Interests	-27.6	-17.1
(Changes in Net Income)(Note 2)	64.5	125.1

Supplemental 3

Supplemental Material for Financial Results for FY2018 Second Quarter (Unconsolidated)

< Japan GAAP >

	FY2017						FY2018			FY2018
	1Q (2016/4-6)	2Q (2016/7-9)	First Half 6 months (2016/4-9)	3Q (2016/10-12)	4Q (2017/1-3)	12 months (’16/4-’17/3)	1Q (2017/4-6)	2Q (2017/7-9)	First Half 6 months (2017/4-9)	Forecast 12 months (’17/4-’18/3)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	740	844	1,584	777	827	3,188	757	779	1,536	3,180
Overseas Vehicle Production (thousands of units)	1,494	1,422	2,916	1,477	1,498	5,891	1,464	1,420	2,884	5,770
Domestic Vehicle Retail Sales (thousands of units)	366	413	779	382	475	1,636	390	383	773	1,580
Exports Vehicle Sales (thousands of units)	393	456	849	462	415	1,726	440	457	897	1,800
North America	160	175	335	201	170	706	190	193	383	780
Europe	60	73	133	65	66	264	57	63	120	250
Asia	59	77	136	74	57	267	72	77	149	290
Central and South America	10	14	24	11	14	49	12	12	24	50
Oceania	36	43	79	35	40	154	40	42	82	170
Africa	13	15	28	14	11	53	14	15	29	50
Middle East	54	57	111	61	55	227	53	54	107	210
Other	1	2	3	1	2	6	2	1	3
Net Revenues (billions of yen)	2,644.8	2,854.8	5,499.7	2,978.2	2,998.3	11,476.3	2,870.2	2,918.1	5,788.3	11,700.0
Domestic	939.6	1,036.7	1,976.4	973.2	1,135.9	4,085.5	962.8	946.5	1,909.4
Exports	1,705.2	1,818.0	3,523.3	2,004.9	1,862.3	7,390.7	1,907.3	1,971.5	3,878.8
Operating Income (billions of yen)	243.6	116.3	359.9	118.3	358.8	837.2	222.4	215.5	438.0	990.0
(Operating Income Ratio) (%)	(9.2)	(4.1)	(6.5)	(4.0)	(12.0)	(7.3)	(7.8)	(7.4)	(7.6)	(8.5)
Ordinary Income (billions of yen)	479.2	383.3	862.5	552.8	386.3	1,801.7	570.7	513.2	1,084.0	1,970.0
(Ordinary Income Ratio) (%)	(18.1)	(13.4)	(15.7)	(18.6)	(12.9)	(15.7)	(19.9)	(17.6)	(18.7)	(16.8)
Net Income (billions of yen)	406.8	331.1	737.9	479.1	312.7	1,529.9	488.1	437.4	925.6	1,680.0
(Net Income Ratio) (%)	(15.4)	(11.6)	(13.4)	(16.1)	(10.4)	(13.3)	(17.0)	(15.0)	(16.0)	(14.4)
R&D Expenses (billions of yen)	237.4	226.4	463.8	232.9	212.8	909.6	241.6	237.3	479.0	920.0
Depreciation Expenses (billions of yen)	57.5	55.6	113.1	50.4	49.0	212.6	58.4	58.0	116.5	230.0
Capital Expenditures (billions of yen)	64.9	56.8	121.7	63.1	109.6	294.5	54.0	57.6	111.6	280.0

Analysis of Unconsolidated Net Income for FY2018 (billions of yen, approximately)	2Q (2017/7-9)	First Half 6 months (2017/4-9)
Effects of Marketing Activities	-75.0	-55.0
Effects of Changes in Exchange Rates ø	115.0	85.0
Cost Reduction Efforts	35.0	70.0
From Engineering	35.0	65.0
From Manufacturing and Logistics	0.0	5.0
Increases in Expenses, etc.	25.0	-20.0
Other	-0.8	-2.0
(Changes in Operating Income)	99.2	78.0
Non-operating Income	30.7	143.4
Income Taxes, etc.	-23.6	-33.8
(Changes in Net Income)	106.3	187.6

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems,labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Value of common shares repurchased (excluding shares constituting less than one unit that were purchased upon request)
(Note 5)	Value of common shares repurchased (shareholder return on Net Income for the period)
(Note 6)	Number of common shares canceled
(Note 7)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 8)	Excludes financial subsidiaries

ø	Translational impacts concerning operating income of overseas subsidiaries and concerning provisions in foreign currencies are included in “Effects of Changes in Exchange Rates”.

Supplemental 4